UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_Not Applicable            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 19, 2020	By IsI Santosh Haldankar
Name: Santosh Haldankar
Title: Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated October 19, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Audited Financial Results of the Bank for the quarter and half year ended September 30, 2020

Exhibit I

October 19, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Audited Financial Results of the Bank for the quarter and half year ended September 30, 2020

Please find attached herewith the Audited Standalone and Consolidated Financial Results of the Bank for the second quarter and half year ended September 30, 2020 along with segment reporting, Press Release and the report of the Statutory Auditors in this regard. The results were duly approved by the Board of Directors at its meeting held on October 17, 2020.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2020

							(₹ in lac)
	Particulars	Quarter ended			Half year ended		Year ended 31.03.2020
		30.09.2020	30.06.2020	30.09.2019	30.09.2020	30.09.2019
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2997697	3037797	2816628	6035494	5555787	11481265
	a) Interest / discount on advances / bills	2340485	2403737	2251398	4744222	4431867	9178788
	b) Income on investments	561839	559764	509169	1121603	1033948	2063332
	c) Interest on balances with Reserve Bank of India and other inter bank funds	84156	62648	41642	146804	59162	182893
	d) Others	11217	11648	14419	22865	30810	56252
2	Other Income	609245	407531	558872	1016776	1055897	2326082
3	Total Income (1)+(2)	3606942	3445328	3375500	7052270	6611684	13807347
4	Interest Expended	1420058	1471255	1465124	2891313	2874858	5862640
5	Operating Expenses (i)+(ii)	805506	691146	740568	1496652	1452294	3069752
	i) Employees cost	254238	251344	235507	505582	457245	952567
	ii) Other operating expenses	551268	439802	505061	991070	995049	2117185
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2225564	2162401	2205692	4387965	4327152	8932392
7	Operating Profit before Provisions and Contingencies (3)-(6)	1381378	1282927	1169808	2664305	2284532	4874955
8	Provisions (other than tax) and Contingencies	370350	389152	270068	759502	531434	1214239
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1011028	893775	899740	1904803	1753098	3660716
11	Tax Expense	259717	227913	265241	487630	561783	1034984
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	751311	665862	634499	1417173	1191315	2625732
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	751311	665862	634499	1417173	1191315	2625732
15	Paid up equity share capital (Face Value of ₹ 1/- each)	55037	54903	54708	55037	54708	54833
16	Reserves excluding revaluation reserves						17043769
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.1%	18.9%	17.5%	19.1%	17.5%	18.5%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	13.7	12.1	11.6	25.8	21.8	48.0
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	13.6	12.1	11.5	25.7	21.6	47.7
	(iv) NPA Ratios
	(a) Gross NPAs	1130460	1377346	1250815	1130460	1250815	1264997
	(b) Net NPAs	175608	327996	379095	175608	379095	354236
	(c) % of Gross NPAs to Gross Advances	1.08%	1.36%	1.38%	1.08%	1.38%	1.26%
	(d) % of Net NPAs to Net Advances	0.17%	0.33%	0.42%	0.17%	0.42%	0.36%
	(v) Return on assets (average) - not annualized	0.48%	0.44%	0.50%	0.92%	0.96%	2.01%

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

							(₹ in lac)
		Quarter ended			Half year ended		Year ended 31.03.2020
		30.09.2020	30.06.2020	30.09.2019	30.09.2020	30.09.2019
	Particulars	Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	809877	800126	627540	1610003	1256732	2655844
b)	Retail Banking	2768365	2710162	2710078	5478527	5203007	10799994
c)	Wholesale Banking	1391263	1418359	1502943	2809622	3008904	6113445
d)	Other Banking Operations	496402	389683	434503	886085	877468	1903341
e)	Unallocated	—	—	—	—	66	219
	Total	5465907	5318330	5275064	10784237	10346177	21472843
	Less: Inter Segment Revenue	1858965	1873002	1899564	3731967	3734493	7665496

	Income from Operations	3606942	3445328	3375500	7052270	6611684	13807347

2	Segment Results
a)	Treasury	192361	250517	69521	442878	147674	346277
b)	Retail Banking	265518	222005	402364	487523	709078	1294246
c)	Wholesale Banking	345316	364445	300691	709761	632834	1412109
d)	Other Banking Operations	247518	97376	169931	344894	349578	778463
e)	Unallocated	(39685)	(40568)	(42767)	(80253)	(86066)	(170379)

	Total Profit Before Tax	1011028	893775	899740	1904803	1753098	3660716

3	Segment Assets
a)	Treasury	48929119	46153925	34321814	48929119	34321814	45724091
b)	Retail Banking	47695525	46899518	45996296	47695525	45996296	48427074
c)	Wholesale Banking	57446053	54979292	45845204	57446053	45845204	52056701
d)	Other Banking Operations	6053624	5664473	5504158	6053624	5504158	6050057
e)	Unallocated	818482	813123	839726	818482	839726	793204

	Total	160942803	154510331	132507198	160942803	132507198	153051127

4	Segment Liabilities
a)	Treasury	9236909	7798899	4374217	9236909	4374217	10201209
b)	Retail Banking	100454226	96820706	81524711	100454226	81524711	90725810
c)	Wholesale Banking	29861663	29166649	27977539	29861663	27977539	31762887
d)	Other Banking Operations	552824	523185	553999	552824	553999	503243
e)	Unallocated	2225940	2405425	2500439	2225940	2500439	2759376

	Total	142331562	136714864	116930905	142331562	116930905	135952525

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	39692210	38355026	29947597	39692210	29947597	35522882
b)	Retail Banking	(52758701)	(49921188)	(35528415)	(52758701)	(35528415)	(42298736)
c)	Wholesale Banking	27584390	25812643	17867665	27584390	17867665	20293814
d)	Other Banking Operations	5500800	5141288	4950159	5500800	4950159	5546814
e)	Unallocated	(1407458)	(1592302)	(1660713)	(1407458)	(1660713)	(1966172)

	Total	18611241	17795467	15576293	18611241	15576293	17098602

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities as at September 30, 2020 is given below:

			(₹ in lac)
Particulars	As at 30.09.2020	As at 30.09.2019	As at 31.03.2020
	Audited	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55037	54708	54833
Reserves and Surplus	18556204	15521585	17043769
Deposits	122931039	102161494	114750231
Borrowings	13258005	9223621	14462854
Other Liabilities and Provisions	6142518	5545790	6739440

Total	160942803	132507198	153051127

ASSETS
Cash and Balances with Reserve Bank of India	9945296	5578886	7220512
Balances with Banks and Money at Call and Short notice	857815	1768886	1441360
Investments	41396511	30714795	39182666
Advances	103833513	89698377	99370288
Fixed Assets	455523	411259	443191
Other Assets	4454145	4334995	5393110

Total	160942803	132507198	153051127

2	Statement of Cash flow as at September 30, 2020 is given below:

			(₹ in lac)
	Half year ended		Year ended
	30.09.2020	30.09.2019	31.03.2020
Particulars	Audited	Audited	Audited
Cash flows from / (used in) operating activities:
Profit before income tax	1904803	1753098	3660716
Adjustments for:
Depreciation on fixed assets	62117	61412	119585
(Profit) / Loss on revaluation of investments	116124	(19666)	70211
Amortisation of premium on held to maturity investments	36453	21580	50141
(Profit) / loss on sale of fixed assets	(22)	1053	832
Provision / charge for non performing assets	403491	440256	935236
Provision for standard assets and contingencies	361459	102499	305158
Dividend from subsidiaries	(8506)	(21865)	(42372)

	2875919	2338367	5099507

Adjustments for:
(Increase) / decrease in investments	(2179312)	(1658420)	(9992161)
(Increase) / decrease in advances	(4868124)	(8197513)	(18364046)
Increase / (decrease) in deposits	8180810	9847400	22436137
(Increase) / decrease in other assets	1030351	658756	(718012)
Increase / (decrease) in other liabilities and provisions	(1145992)	(69328)	919400

	3893652	2919262	(619175)

Direct taxes paid (net of refunds)	(583540)	(641737)	(1049802)

Net cash flow from / (used in) operating activities	3310112	2277525	(1668977)

Cash flows used in investing activities:
Purchase of fixed assets	(68307)	(66733)	(154688)
Proceeds from sale of fixed assets	313	901	1824
Dividend from subsidiaries	8506	21865	42372

Net cash flow used in investing activities	(59488)	(43967)	(110492)

Cash flows from / (used in) financing activities:
Proceeds from issue of share capital, net of issue expenses	105900	113082	184868
Redemption of Tier II capital bonds	(110500)	—	—
Increase / (decrease) in other borrowings	(1094347)	(2484893)	2754341
Dividend paid during the period (including tax on dividend)	—	(654030)	(654030)

Net cash flow from / (used in) financing activities	(1098947)	(3025841)	2285179

Effect of exchange fluctuation on translation reserve	(10438)	5292	21399

Net increase / (decrease) in cash and cash equivalents	2141239	(786991)	527109

Cash and cash equivalents as at April 1st	8661872	8134763	8134763
Cash and cash equivalents as at the period end	10803111	7347772	8661872

3

The above financial results have been approved by the Board of Directors at its meeting held on October 17, 2020. The financial results for the quarter and half year ended September 30, 2020 have been subjected to an audit by the statutory auditors of the Bank. The report thereon is unmodified.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2020.

5

The figures for the second quarter in each of the financial years are the balancing figures between audited figures in respect of the half year end and the published year to date figures upto the end of the first quarter of the respective financial year.

6

During the quarter and half year ended September 30, 2020, the Bank allotted 1,34,25,596 and 2,04,17,696 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

7

Consequent to the outbreak of COVID-19 pandemic, the Indian government had announced a lockdown in March 2020. Subsequently, the lockdown has been lifted by the government for certain activities in a phased manner outside specified containment zones.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity, which may persist even after the restrictions related to the COVID-19 outbreak are lifted. While there has been some improvement in economic activities during the current quarter, the continued slowdown has led to a decrease in loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts. The slowdown may lead to a rise in the number of customer defaults and consequently an increase in provisions thereagainst.

The extent to which the COVID-19 pandemic will continue to impact the Bank’s results will depend on future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

The Bank holds provisions as at September 30, 2020 against the potential impact of COVID-19 based on the information available at this point in time. The provisions held by the Bank are in excess of the RBI prescribed norms.

8

In order to mitigate the burden of debt servicing brought about by disruptions on account of COVID-19 pandemic and to ensure the continuity of viable businesses, RBI through its circulars dated March 27, 2020 and April 17, 2020, permitted banks to grant a moratorium, on the payment of installments and / or interest, falling due between March 1, 2020 and May 31, 2020, to their borrowers classified as standard even if overdue, as on February 29, 2020. This period was extended by RBI till August 31, 2020 through its circular dated May 23, 2020. The Bank accordingly extended the moratorium option to its borrowers in accordance with its Board approved policies. For all such accounts where the moratorium is granted, the asset classification shall remain stand still during the moratorium period (i.e. the number of days past-due shall exclude the moratorium period for the purposes of determining whether an asset is non-performing).

The quantitative disclosures as required by RBI circular dated April 17, 2020 for the half year ended September 30, 2020 are given below:

Particulars	(₹ in crore)
Respective amounts in SMA/overdue categories, where the moratorium/deferment was extended, in terms of paragraph 2 and 3 of the circular (as of February 29, 2020) Term Loan Installments: ₹ 11,697.16 crore Cash Credit / Overdraft: ₹ 4,046.61 crore	15,743.77
Respective amount where asset classification benefit is extended * Term Loan Installments: ₹ 2,898.96 crore Cash Credit / Overdraft: ₹ 1,740.54 crore	4,639.50
Provisions made in terms of para 5 of the circular	620.00
Provisions adjusted against slippages in terms of paragraph 6 of the circular	—
Residual provisions as of September 30, 2020 in terms of paragraph 6 of the circular	620.00

*	as of September 30, 2020 in respect of such accounts.
9

The Honourable Supreme Court of India (Hon’ble SC), in a public interest litigation (Gajendra Sharma Vs. Union of India & Anr), vide an interim order dated September 03, 2020 (“Interim Order”), has directed that accounts which were not declared NPA till August 31, 2020 shall not be declared as NPA till further orders. Basis the said interim order, the Bank has not classified any account which was not NPA as of August 31, 2020 as per the RBI IRAC norms, as NPA after August 31, 2020. Further, in light of the Interim Order, even accounts that would have otherwise been classified as NPA post August 31, 2020 have not been and will not be, classified as NPA till such time that the Hon’ble SC rules finally on the matter.

However, if the Bank had classified borrower accounts as NPA after August 31, 2020, the Bank’s proforma Gross NPA ratio and proforma Net NPA ratio would have been 1.37% and 0.35% respectively. Pending disposal of the case, the Bank, as a matter of prudence has, in respect of these accounts made a contingent provision, which is included in ‘Provisions (other than tax) and Contingencies’.

10

Other income relates to income (including commission) from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

11

Other operating expenses include commission paid to sales agents of ₹ 612.38 crore (previous period: ₹ 741.93 crore) and ₹ 988.86 crore (previous period: ₹ 1,461.76 crore) for the quarter and half year ended September 30, 2020 respectively.

12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
13	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : October 17, 2020	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2020

							(₹ in lac)
	Particulars	Quarter ended			Half year ended		Year ended 31.03.2020
		30.09.2020	30.06.2020	30.09.2019	30.09.2020	30.09.2019
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3174227	3235161	3001688	6409388	5919333	12218930
	a) Interest / discount on advances / bills	2511976	2597800	2433399	5109776	4789449	9907963
	b) Income on investments	562245	559941	509138	1122186	1034180	2057273
	c) Interest on balances with Reserve Bank of India and other inter bank funds	85302	64158	42505	149460	60824	186877
	d) Others	14704	13262	16646	27966	34880	66817
2	Other Income	669620	434698	611408	1104318	1126208	2487898
3	Total Income (1)+(2)	3843847	3669859	3613096	7513706	7045541	14706828
4	Interest Expended	1503318	1560849	1555844	3064167	3053559	6213743
5	Operating Expenses (i)+(ii)	860746	740608	805233	1601354	1565046	3303605
	i) Employees cost	334885	330100	319479	664985	621224	1292013
	ii) Other operating expenses	525861	410508	485754	936369	943822	2011592
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2364064	2301457	2361077	4665521	4618605	9517348
7	Operating Profit before Provisions and Contingencies (3)-(6)	1479783	1368402	1252019	2848185	2426936	5189480
8	Provisions (Other than tax) and Contingencies	442013	434451	309120	876464	600554	1369994
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1037770	933951	942899	1971721	1826382	3819486
11	Tax Expense	266633	239863	278019	506496	592422	1089859
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	771137	694088	664880	1465225	1233960	2729627
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	771137	694088	664880	1465225	1233960	2729627
15	Less: Share of Profit / (Loss) of minority shareholders	851	1364	1077	2215	2551	4231
16	Consolidated Net Profit / (Loss) for the period (14)-(15)	770286	692724	663803	1463010	1231409	2725396
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55037	54903	54708	55037	54708	54833
18	Reserves excluding revaluation reserves						17581038
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	14.0	12.6	12.1	26.6	22.5	49.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	14.0	12.6	12.0	26.5	22.4	49.5

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

							(₹ in lac)
	Particulars	Quarter ended			Half year ended		Year ended 31.03.2020
		30.09.2020	30.06.2020	30.09.2019	30.09.2020	30.09.2019
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	809877	800126	627540	1610003	1256732	2655844
b)	Retail Banking	2768365	2710162	2710078	5478527	5203007	10799994
c)	Wholesale Banking	1391263	1418359	1502943	2809622	3008904	6113445
d)	Other Banking Operations	733307	614214	672099	1347521	1311325	2802822
e)	Unallocated	—	—	—	—	66	219
	Total	5702812	5542861	5512660	11245673	10780034	22372324
	Less: Inter Segment Revenue	1858965	1873002	1899564	3731967	3734493	7665496

	Income from Operations	3843847	3669859	3613096	7513706	7045541	14706828

2	Segment Results
a)	Treasury	192361	250517	69521	442878	147674	346277
b)	Retail Banking	265518	222005	402364	487523	709078	1294246
c)	Wholesale Banking	345316	364445	300691	709761	632834	1412109
d)	Other Banking Operations	274260	137552	213090	411812	422862	937233
e)	Unallocated	(39685)	(40568)	(42767)	(80253)	(86066)	(170379)

	Total Profit Before Tax and Minority Interest	1037770	933951	942899	1971721	1826382	3819486

3	Segment Assets
a)	Treasury	48929119	46153925	34321814	48929119	34321814	45724091
b)	Retail Banking	47695525	46899518	45996296	47695525	45996296	48427074
c)	Wholesale Banking	57446053	54979292	45845204	57446053	45845204	52056701
d)	Other Banking Operations	11107044	10779377	10439010	11107044	10439010	11081971
e)	Unallocated	818482	813123	839726	818482	839726	793204

	Total	165996223	159625235	137442050	165996223	137442050	158083041

4	Segment Liabilities
a)	Treasury	9236909	7798899	4374217	9236909	4374217	10201209
b)	Retail Banking	100454226	96820706	81524711	100454226	81524711	90725810
c)	Wholesale Banking	29861663	29166649	27977539	29861663	27977539	31762887
d)	Other Banking Operations	4963113	5014782	4954546	4963113	4954546	4940224
e)	Unallocated	2225940	2405425	2500439	2225940	2500439	2759376

	Total	146741851	141206461	121331452	146741851	121331452	140389506

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	39692210	38355026	29947597	39692210	29947597	35522882
b)	Retail Banking	(52758701)	(49921188)	(35528415)	(52758701)	(35528415)	(42298736)
c)	Wholesale Banking	27584390	25812643	17867665	27584390	17867665	20293814
d)	Other Banking Operations	6143931	5764595	5484464	6143931	5484464	6141747
e)	Unallocated	(1407458)	(1592302)	(1660713)	(1407458)	(1660713)	(1966172)

	Total	19254372	18418774	16110598	19254372	16110598	17693535

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities as at September 30, 2020 is given below:

			(₹ in lac)
Particulars	As at 30.09.2020	As at 30.09.2019	As at 31.03.2020
	Audited	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55037	54708	54833
Reserves and Surplus	19139308	16003637	17581038
Minority Interest	60027	52253	57664
Deposits	122826597	102081657	114620714
Borrowings	17389822	13425949	18683431
Other Liabilities and Provisions	6525432	5823846	7085361

Total	165996223	137442050	158083041

ASSETS
Cash and balances with Reserve Bank of India	9948423	5583264	7221100
Balances with Banks and Money at Call and Short notice	1012935	1826667	1572910
Investments	41019385	30392751	38930495
Advances	108894763	94743996	104367088
Fixed Assets	474918	429827	462685
Other Assets	4645799	4465545	5528763

Total	165996223	137442050	158083041

2	Consolidated Statement of Cash flow as at September 30, 2020 is given below:

			(₹ in lac)
	Half year ended		Year ended
	30.09.2020	30.09.2019	31.03.2020
Particulars	Audited	Audited	Audited
Cash flows from / (used in) operating activities:
Consolidated profit before income tax	1969506	1823831	3815255
Adjustment for:
Depreciation on fixed assets	66313	65287	127677
(Profit) / Loss on revaluation of investments	116124	(19666)	70211
Amortisation of premium on held to maturity investments	36453	21580	50141
(Profit) / loss on sale of fixed assets	145	1049	819
Provision / charge for non performing assets	487159	512750	1106571
Provision for standard assets and contingencies	401700	103338	305743

	3077400	2508169	5476417

Adjustments for:
(Increase) / decrease in investments	(2054357)	(1703396)	(10107010)
(Increase) / decrease in advances	(5016241)	(8333481)	(18550036)
Increase / (decrease) in deposits	8205883	9831389	22370446
(Increase) / decrease in other assets	971962	620261	(724976)
Increase / (decrease) in other liabilities and provisions	(1149240)	(120862)	935987

	4035407	2802080	(599172)

Direct taxes paid (net of refunds)	(600147)	(619171)	(1087737)

Net cash flow from / (used in) operating activities	3435260	2182909	(1686909)

Cash flows used in investing activities:
Purchase of fixed assets	(72474)	(70093)	(163587)
Proceeds from sale of fixed assets	347	938	1895

Net cash flow used in investing activities	(72127)	(69155)	(161692)

Cash flows from / (used in) financing activities:
Increase in minority interest	2363	2073	7485
Proceeds from issue of share capital, net of issue expenses	105900	113082	184868
Proceeds from issue of Tier I and Tier II capital bonds	—	41500	74350
Redemption of Tier II capital bonds	(110,500)	—	—
Increase / (decrease) in other borrowings	(1183110)	(2388829)	2835804
Dividend paid during the period (including tax on dividend)	—	(658705)	(663059)

Net cash flow from / (used in) financing activities	(1185347)	(2890879)	2439448

Effect of exchange fluctuation on translation reserve	(10438)	5292	21399

Net increase / (decrease) in cash and cash equivalents	2167348	(771833)	612246

Cash and cash equivalents as at April 1st	8794010	8181764	8181764
Cash and cash equivalents as at the period end	10961358	7409931	8794010

3

The above financial results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on October 17, 2020. The financial results for the quarter and half year ended September 30, 2020 have been subjected to an audit by the statutory auditors of the Bank. The report thereon is unmodified.

4

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2020.

5

The figures for the second quarter in each of the financial years are the balancing figures between audited figures in respect of the half year end and the published year to date figures upto the end of the first quarter of the respective financial year.

6

Consequent to the outbreak of COVID-19 pandemic, the Indian government had announced a lockdown in March 2020. Subsequently, the lockdown has been lifted by the government for certain activities in a phased manner outside specified containment zones.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity, which may persist even after the restrictions related to the COVID-19 outbreak are lifted. While there has been some improvement in economic activities during the current quarter, the continued slowdown has led to a decrease in loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts. The slowdown may lead to a rise in the number of customer defaults and consequently an increase in provisions thereagainst.

The extent to which the COVID-19 pandemic will continue to impact the Group’s results will depend on future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

The Group holds provisions as at September 30, 2020 against the potential impact of COVID-19 based on the information available at this point in time.

7

In order to mitigate the burden of debt servicing brought about by disruptions on account of COVID-19 pandemic and to ensure the continuity of viable businesses, RBI through its circulars dated March 27, 2020 and April 17, 2020, permitted banks and non-banking financial companies to grant a moratorium, on the payment of installments and / or interest, falling due between March 1, 2020 and May 31, 2020, to their borrowers classified as standard even if overdue, as on February 29, 2020. This period was extended by RBI till August 31, 2020 through its circular dated May 23, 2020. The Group accordingly extended the moratorium option to its borrowers in accordance with the respective Board approved policies. For all such accounts where the moratorium is granted, the asset classification shall remain stand still during the moratorium period (i.e. the number of days past-due shall exclude the moratorium period for the purposes of determining whether an asset is non-performing). The Group holds provisions thereagainst as per RBI prescribed norms.

8

The Honourable Supreme Court of India (Hon’ble SC), in a public interest litigation (Gajendra Sharma Vs. Union of India & Anr), vide an interim order dated September 03, 2020 (“Interim Order”), has directed that accounts which were not declared NPA till August 31, 2020 shall not be declared as NPA till further orders. Basis the said interim order, the Group has not classified any account which was not NPA as of August 31, 2020 as per the RBI IRAC norms, as NPA after August 31, 2020. Further, in light of the Interim Order, even accounts that would have otherwise been classified as NPA post August 31, 2020 have not been and will not be, classified as NPA till such time that the Hon’ble SC rules finally on the matter.

Pending disposal of the case, the Group, as a matter of prudence has, in respect of these accounts made a contingent provision, which is included in ‘Provisions (other than tax) and Contingencies’.

9

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/ default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

10	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
11	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : October 17, 2020	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2020

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and half year ended September 30, 2020, at their meeting held in Mumbai on Saturday, October 17, 2020. The accounts have been subjected to an audit by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2020

The Bank’s net revenues (net interest income plus other income) grew to ₹ 21,868.8 crore for the quarter ended September 30, 2020 from ₹ 19,103.8 for the quarter ended September 30, 2019. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2020 grew by 16.7% to ₹ 15,776.4 crore from ₹ 13,515.0 crore for the quarter ended September 30, 2019, driven by asset growth of 21.5%, and a core net interest margin for the quarter of 4.1%. The Bank’s continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 153%, well above the regulatory requirement.

Other income (non-interest revenue) at ₹ 6,092.5 crore was 27.9% of the net revenues for the quarter ended September 30, 2020 as against ₹ 5,588.7 crore in the corresponding quarter ended September 30, 2019. The four components of other income for the quarter ended September 30, 2020 were fees & commissions of ₹ 3,940.3 crore (₹ 4,054.5 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 560.4 crore (₹ 551.7 crore for the corresponding quarter of the previous year), gain on sale / revaluation of investments of ₹ 1,016.2 crore (gain of ₹ 480.7 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries, of ₹ 575.6 crore (₹ 502.0 crore for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

While the previous quarter largely bore the brunt of the COVID-19 pandemic, some of the softness continued into the current quarter leading to lower retail loan origination, use of debit and credit cards by customers, efficiency in collection efforts and waivers of certain fees. As a result, fees/other income were lower by approximately ₹ 800 crore. However, the loan and card momentum has improved over the previous quarter, thereby reducing the gap to less than half.

Operating expenses for the quarter ended September 30, 2020 were ₹ 8,055.1 crore, an increase of 8.8% over ₹ 7,405.7 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 36.8% as against 38.8% for the corresponding quarter ended September 30, 2019. Growth in operating expenses was relatively moderate, as a result of lower loan origination and sales volumes.

Pre-provision Operating Profit (PPOP) at ₹ 13,813.8 crore grew by 18.1% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended September 30, 2020 were ₹ 3,703.5 crore (consisting of specific loan loss provisions of ₹ 1,240.6 crore and general and other provisions of ₹ 2,462.9 crore) as against ₹ 2,700.7 crore (consisting of specific loan loss provisions of ₹ 2,041.3 crore and general and other provisions of ₹ 659.3 crore) for the quarter ended September 30, 2019. Total provisions for the current quarter includes contingent provisions of approximately ₹ 2,300 crore for proforma NPA as described in the asset quality section below as well as additional contingent provisions to make the balance sheet more resilient.

The reported Specific Credit Cost ratio was 0.47%. This Core Credit Cost ratio on a proforma basis (refer Asset Quality section) was 0.91%, as compared to 1.08% in the quarter ending June 30, 2020 and 0.90% in the quarter ending September 30, 2019.

Profit before tax (PBT) for the quarter ended September 30, 2020 was at ₹ 10,110.3 crore. After providing ₹ 2,597.2 crore for taxation, the Bank earned a net profit of ₹ 7,513.1 crore, an increase of 18.4% over the quarter ended September 30, 2019.

Balance Sheet: As of September 30, 2020

Total balance sheet size as of September 30, 2020 was ₹ 1,609,428 crore as against ₹ 1,325,072 crore as of September 30, 2019, a growth of 21.5%.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Total deposits as of September 30, 2020 were ₹ 1,229,310 crore, an increase of 20.3% over September 30, 2019. CASA deposits grew by 27.5% with savings account deposits at ₹ 348,432 crore and current account deposits at ₹ 163,019 crore. Time deposits were at ₹ 717,859 crore, an increase of 15.7% over the previous year, resulting in CASA deposits comprising 41.6% of total deposits as of September 30, 2020. As mentioned above, the Bank’s continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 153%, well above the regulatory requirement.

Total advances as of September 30, 2020 were ₹ 1,038,335 crore, an increase of 15.8% over September 30, 2019. Domestic advances grew by 15.4% over September 30, 2019. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 5.3% and domestic wholesale loans grew by 26.5%. The domestic loan mix as per Basel 2 classification between retail:wholesale was 48:52. Overseas advances constituted 3% of total advances.

Half Year ended September 30, 2020

For the half year ended September 30, 2020, the Bank earned a total income of ₹ 70,522.7 crore as against ₹ 66,116.8 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the half year ended September 30, 2020 were ₹ 41,609.6 crore, as against ₹ 37,368.3 crore for the half year ended September 30, 2019. Net profit for the half year ended September 30, 2020 was ₹ 14,171.7 crore, up by 19.0% over the corresponding half year ended September 30, 2019.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.1% as on September 30, 2020 (17.5% as on September 30, 2019) as against a regulatory requirement of 11.075% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.20% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.7% as of September 30, 2020 compared to 16.2% as of September 30, 2019. Common Equity Tier 1 Capital ratio was at 17.0% as of September 30, 2020. Risk-weighted Assets were at ₹ 1,037,483 crore (as against ₹ 963,321 crore as at September 30, 2019).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

NETWORK

As of September 30, 2020, the Bank’s distribution network was at 5,430 branches and 15,292 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 2,848 cities / towns as against 5,133 branches and 13,952 ATMs / CDMs across 2,768 cities / towns as of September 30, 2019. 50% of our branches are in semi-urban and rural areas. In addition, we have 12,141 business correspondents, of which 99% are manned by Common Service Centres (CSC) as against 181 business correspondents as of September 30, 2019. Number of employees were at 117,082 as of September 30, 2020 (as against 111,208 as of September 30, 2019).

ASSET QUALITY

The Gross and Net non-performing assets were at 1.08% of gross advances and 0.17% of net advances as on September 30, 2020 respectively.

The Honourable Supreme Court of India, in a public interest litigation (Gajendra Sharma Vs Union of India & Anr), vide an interim order dated September 03, 2020, directed that accounts which were not declared NPA till August 31, 2020 shall not be declared as such until further orders. Pursuant to the said interim order, accounts that would have otherwise been classified as NPA have not been and will not be, classified as NPA till such time that the Honourable Supreme Court rules finally on the matter.

However, if the Bank had classified borrower accounts as NPA after August 31, 2020 and also adopted an early recognition of NPA using its analytical models (proforma approach), the proforma Gross NPA ratio would have been 1.37% as on September 30, 2020, as against 1.36% as on June 30, 2020 and 1.38% as on September 30, 2019.The Bank’s proforma Net NPA ratio would have been 0.35%. Pending disposal of the case, the Bank, as a matter of prudence, has made a contingent provision in respect of these accounts.

The Bank also continues to hold provisions as on September 30, 2020 against the potential impact of COVID-19 based on the information available at this point in time and the same are in excess of the RBI prescribed norms.

The Bank held floating provisions of ₹ 1,451 crore and contingent provisions of ₹ 6,304 crore as on September 30, 2020. Total provisions (comprising specific, floating, contingent and general provisions) were 195% of the reported Gross NPAs or 154% of proforma Gross NPAs as on September 30, 2020.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Indian GAAP.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on September 30, 2020, the Bank held 96.5% stake in HSL.

For the quarter ended September 30, 2020, HSL’s total income was ₹ 341.4 crore as against ₹ 189.3 crore for the quarter ended September 30, 2019. Profit after tax for the quarter was ₹ 167.1 crore, as against ₹ 91.0 crore for the quarter ended September 30, 2019.

As on September 30, 2020, HSL had 235 branches across 161 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on September 30, 2020, the Bank held 95.3% stake in HDBFSL.

The total loan book grew by 2.3% to ₹ 57,014 crore as on September 30, 2020 as against ₹ 55,759 crore as of September 30, 2019. During the quarter HDBFSL increased its liquidity buffers, with Liquidity Coverage Ratio now at a healthy 214%, well above the regulatory requirement.

For the quarter ended September 30, 2020, HDBFSL’s net interest income was at ₹ 924.2 crore as against ₹ 971.1 crore in the previous quarter. Profit after tax for the quarter ended September 30, 2020 was ₹ 29.9 crore compared to ₹ 213.0 crore in the previous quarter.

As on September 30, 2020, Gross and Net NPA were 4.3% of gross advances and 3.1% of net advances respectively.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Total CAR was at 19.6% with Tier-I CAR at 14.6%. As on September 30, 2020, HDBFSL had 1,342 branches across 986 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended September 30, 2020 was ₹ 7,703 crore, up 16.0%, over the quarter ended September 30, 2019. Consolidated advances grew by 14.9% from ₹ 947,440 crore as on September 30, 2019 to ₹ 1,088,948 crore as on September 30, 2020.

The consolidated net profit for the half year ended September 30, 2020 was ₹ 14,630 crore, up 18.8%, over the half year ended September 30, 2019.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

ajit.shetty@hdfcbank.com